Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

($ in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Income from continuing operations, net of minority interests	$40,909	$67,829	$30,293	$87,707	$24,498

Interest expense incurred, net	479,101	482,819	417,576	351,866	296,315
Amortization of deferred financing costs	9,701	10,121	8,077	6,338	5,676
Allocation to Minority Interests:
Operating Partnership, net	1,735	2,663	(738)	2,481	(2,170)
Preference Interests and Junior Preference Units	15	441	2,002	7,606	19,490
Premium on redemption of Preference Interests	-	-	684	4,134	1,117

Earnings before combined fixed charges and preferred distributions	531,461	563,873	457,894	460,132	344,926

Preferred Share distributions	(14,507)	(22,792)	(37,113)	(49,642)	(53,746)
Premium on redemption of Preferred Shares	-	(6,154)	(3,965)	(4,359)	-
Preference Interest and Junior Preference Unit distributions	(15)	(441)	(2,002)	(7,606)	(19,490)
Premium on redemption of Preference Interests	-	-	(684)	(4,134)	(1,117)

Earnings before combined fixed charges	$516,939	$534,486	$414,130	$394,391	$270,573

Interest expense incurred, net	$479,101	$482,819	$417,576	$351,866	$296,315
Amortization of deferred financing costs	9,701	10,121	8,077	6,338	5,676
Interest capitalized for real estate and unconsolidated entities under development	60,072	45,107	20,734	13,701	13,969
Amortization of deferred financing costs for real estate under development	1,986	1,521	46	-	-

Total combined fixed charges	550,860	539,568	446,433	371,905	315,960

Preferred Share distributions	14,507	22,792	37,113	49,642	53,746
Premium on redemption of Preferred Shares	-	6,154	3,965	4,359	-
Preference Interest and Junior Preference Unit distributions	15	441	2,002	7,606	19,490
Premium on redemption of Preference Interests	-	-	684	4,134	1,117

Total combined fixed charges and preferred distributions	$565,382	$568,955	$490,197	$437,646	$390,313

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	-	-	-	1.06	-

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	-	-	-	1.05	-

(1) For 2008, 2007, 2006 and 2004, the coverage deficiencies on both ratios approximated $33.9 million, $5.1 million, $32.3 million and $45.4 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented. For all periods presented, the ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares and/or Preference Interests. The Company was in compliance with its unsecured public debt covenants for all periods presented.